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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27970

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GATE U.S., LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Penn Plaza 23rd Floor, Suite 2301
(No. and Street)

New York	New York	10001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia M. Barrenechea — 646-589-0416
(Area Code — Telephone Number)

A. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
(Name — *if individual, state last, first, middle name*)

278 Route 34	Matawan	New Jersey	07747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Danielle F Hughes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Notary Public

Signature

Chief Executive Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).


SUK BUN HO
Notary Public - State of New York
NO. 01HO6134257
Qualified in Kings County
My Commission Expires 9/26/2017


Notary Public

GATE U.S., LLC
(A Wholly-Owned Subsidiary of
GATE Technologies Limited)
Financial Statements and
Supplementary Schedules
Pursuant to Rule 17A-5 under the
Securities Exchange Act of 1934
December 31, 2015
Report of Independent Registered Public Accounting Firm

GATE U.S., LLC
(A Wholly-Owned Subsidiary of
GATE Technologies Limited)
Financial Statements and
Supplementary Information
December 31, 2015

TABLE OF CONTENTS

DASZKOWSKI, TOMPKINS, WEG & CARBONELLA, P.C.

Certified Public Accountants & Advisors

Walter Daszkowski, CPA, PFS
Michele Tompkins, CPA
Mark Weg, CPA, PFS
Dan Carbonella, CPA

Richard P. Wismer, CPA
Michael R. Ferraro, CPA
Matthew I. Byock, EA, PA
Mark A. Fappiano, CPA
Martin L. Fisher, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of GATE U.S., LLC
(A Wholly-Owned Subsidiary of GATE Technologies Limited)

We have audited the accompanying statement of financial condition of GATE U.S., LLC, as of December 31, 2015, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of GATE U.S., LLC,'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of GATE U.S., LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of GATE U.S., LLC's financial statements. The supplemental information is the responsibility of GATE U.S., LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

1303 Clove Road, Staten Island, NY 10301 • Tel. (718) 981-9600 • Fax (718) 981-9601 • www.wdcpa.com
278 Route 34, Suite 1, Matawan, NJ 07747 • Tel. (732) 583-6500 • Fax (732) 583-0559
267 Broad Street, Red Bank, NJ 07701• Tel. (732) 842-5664 • Fax (732) 842-5002

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I – Computation of Net Capital Under Rule 15c3-1 and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 is fairly stated, in all material respects in relation to the financial statements taken as a whole.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
Matawan, NJ
February 25, 2016

GATE U.S., LLC
(A Wholly-Owned Subsidiary of
GATE Technologies Limited)
Statement of Financial Condition
December 31, 2015

Assets		
Cash	$	10,122
	$	10,122
Liabilities and Member's Equity		
Accounts payable, accrued expenses, and other liabilities	$	4,070
Member's equity		6,052
	$	10,122

The accompanying notes are an integral part of these financial statements.

GATE U.S., LLC
(A Wholly-Owned Subsidiary of
GATE Technologies Limited)
Statement of Operations
for the Year Ended December 31, 2015

Revenue	
Commissions	$ 30,000
Expenses	
Employee compensation and benefits	12,280
Commissions paid to other broker-dealers	30,000
Regulatory fees and expenses	12,508
Occupancy	20,117
Professional fees	28,550
Other expenses	7,461
Total expenses	110,916
Net loss	$ (80,916)

The accompanying notes are an integral part of these financial statements.

GATE U.S., LLC
(A Wholly-Owned Subsidiary of
GATE Technologies Limited)
Statement of Changes in Member's Equity
for the Year Ended December 31, 2015

	Member's Capital	Accumulated Deficit	Member's Equity
Balances, January 1, 2015	$ 760,227	$ (736,896)	$ 23,331
Member's contributions	63,637		63,637
Net Loss		(80,916)	(80,916)
Balances, December 31, 2015	$ 823,864	$ (817,812)	$ 6,052

The accompanying notes are an integral part of these financial statements.

GATE U.S., LLC
(A Wholly-Owned Subsidiary of
GATE Technologies Limited)
Statement of Cash Flows
for the Year Ended December 31, 2015

		2015
Cash flows from operating activities		
Net loss		$ (80,916)
Adjustments to reconcile net loss to net cash used in operating activities		
(Increase) decrease in operating assets:		
Prepaid expenses and other assets	$ 9,921	
Increase (decrease) in operating liabilities:		
Other liabilities	(2,847)	
Total adjustments		7,074
Net cash used in operating activities		(73,842)
Cash flows from financing activities		
Member contribution	63,637	
Net cash provided by financing activities		63,637
Increase in cash		(10,205)
Cash at beginning of year		20,327
Cash at end of year		$ 10,122

The accompanying notes are an integral part of these financial statements.

GATE U.S., LLC
(A Wholly-Owned Subsidiary of
GATE Technologies Limited)
Notes to Financial Statements
December 31, 2015

Note A – Organization and Nature of Business

GATE U.S., LLC. (the "Company") is a broker-dealer organized in the State of New York on February 3, 2009, and it is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"), operating as a introducing agent specializing in private placements of securities. The Company is a wholly-owned subsidiary of GATE Technologies Limited (the "Parent").

The Company does not hold funds or securities for customers and does not carry accounts for customers.

The Company has not generated enough revenues to maintain its operations and thus is dependent on the Parent to make capital contributions from time to time to maintain compliance with Rule 15c3-1. The Parent has committed to continue providing the necessary capital to maintain compliance with Rule 15c3-1.

On January 27, 2016 the Company filed with the SEC/FINRA a notice to withdraw from registration as a broker or dealer. The Company was informed by the SEC Registration Branch that this withdrawal will take effect within 60 days of their request.

Note B - Significant Accounting Policies

Basis of presentation:

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2015, and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Government and other regulation:

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Note B - Significant Accounting Policies (continued)

Cash and cash equivalents:

The Company considers all highly liquid debt instruments having original maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts

Revenue recognition:

Consulting fees are recorded on an accrual basis. Consulting fees received in advance of services rendered are deferred until earned.

Income taxes:

The company is a single member limited liability company that will be treated as a disregarded entity for Federal and State income taxes purposes. Accordingly the company has no Federal or State tax liability and, as such, there is no income tax provision required on these financial statements.

Operating Leases:

The Company has one operating lease for office space and accounts for its operating lease according to the provision of ASC 840-20.

Note C - Lease Commitments

The Company has one operating lease with the following terms and conditions:

The lease is on a month-to-month basis that increases throughout the term and can be terminated without any financial penalty with a thirty day notice. The current monthly rent is $1,595.57 and the total rent paid for 2015 was $18,162.

Note D – Net Capital Rule

The Company as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1of the Securities Exchange Act of 1934, which requires that the Company maintain "Net Capital" equal to the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2015, the Company had net capital of $6,052 which exceeded requirements by $1,052. The ratio of aggregate indebtedness to net capital should not exceed 15 to 1. At December 31, 2015, the ratio of Aggregate Indebtedness" to "Net Capital" was .67 to 1.

GATE U.S., LLC
(A Wholly-Owned Subsidiary of
GATE Technologies Limited)
Notes to Financial Statements
December 31, 2015

Note E – Members Capital

The Company operates under an operating agreement (the "Agreement") with a perpetual term, unless terminated under provisions of the Agreement. Membership capital is non-interest bearing and the member is not entitled to withdraw or demand capital amounts, unless as provided for in the Agreement.

Note F – Commitments and Contingencies

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

Note G – Subsequent Events

In accordance with ASC 855 "Subsequent Events", the Company has evaluated events through the date of the issuance February 25, 2016. As mentioned in Note-A the Company on January 28, 2016 has filed with the SEC/FINRA to withdraw its registration as a broker or dealer.

GATE U.S., LLC
(A Wholly-Owned Subsidiary of
GATE Technologies Limited)

Supplementary Information

Schedule I
GATE U.S., LLC
(A Wholly-Owned Subsidiary of
GATE Technologies Limited)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2015

Net Capital	
Member's equity	$ 6,052
Deductions and/or charges	
Non-allowable assets	
Other assets	-
Net Capital	$ 6,052
Aggregate indebtedness	
Other accounts payable and accrued expenses	$ 4,070
Total aggregate indebtedness	$ 4,070
Computation of basic net capital requirement	
Minimum net capital required:	
6-2/3% of aggregate indebtedness	
or $5,000, whichever is greater	$ 5,000
Excess net capital	$ 1,982
Excess net capital at 1,000 percent	$ 5,645
Percentage of aggregate indebtedness to net capital	67.25%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	0%
Ratio: Aggregate indebtedness to net capital	.67 : 1

Note: There are no material differences between computations of net capital presented above and the computation of net capital reported in the Company's unaudited Part IIA Form X-17A-5 as of December 31, 2015.

Schedule II
GATE U.S., LLC
(A Wholly-Owned SUBSIDIARY of
GATE Technologies Limited)
Computation for Determination of Reserve Requirements
and Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2015

The Company is exempt from Rule 15c3-3 under (k)(2)(ii) because all customer transactions are expected to clear through other broker-dealers on a fully disclosed basis. During the year ended December 31, 2015, the Company did not hold customers' funds or securities.

DASZKOWSKI, TOMPKINS, WEG & CARBONELLA, P.C.

Certified Public Accountants & Advisors

Walter Daszkowski, CPA, PFS
Michele Tompkins, CPA
Mark Weg, CPA, PFS
Dan Carbonella, CPA

Richard P. Wismer, CPA
Michael R. Ferraro, CPA
Matthew I. Byock, EA, PA
Mark A. Fappiano, CPA
Martin L. Fisher, CPA

INDEPENDENT AUDITOR'S REGARDING RULE 15C3-3 EXEMPTION REPORT

To the Members
of GATE U.S., LLC

We have reviewed management's statements, included in the accompanying Computation for Determination of Reserve Requirements and Information Relating to Possession of Control Requirements Under Rule15c3-3 of the Securities and Exchange Commission, in which (1) GATE U.S., LLC identified the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii) and (2) GATE U.S., LLC stated that GATE U.S., LLC met the identified exemption provisions throughout the most recent fiscal year without exception. GATE U.S., LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GATE U.S., LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
Matawan, NJ
February 25, 2016

1303 Clove Road, Staten Island, NY 10301 • Tel. (718) 981-9600 • Fax (718) 981-9601 • www.wdcpa.com
278 Route 34, Suite 1, Matawan, NJ 07747 • Tel. (732) 583-6500 • Fax (732) 583-0559
267 Broad Street, Red Bank, NJ 07701• Tel. (732) 842-5664 • Fax (732) 842-5002

GATE U.S., LLC
(A Wholly-Owned Subsidiary of
GATE Technologies Limited)
Rule 15c3-3 Exemption Report
December 31, 2015

In accordance with FINRA membership agreement applicable to GATE U.S., LLC (the "Company"), it, is designated to operate under the exemption provision of paragraph (k)(2)(ii) of SEC Rule 15c3-3. The Company does not handle cash of securities on behalf of customers. Therefore, to the best knowledge and belief of the Company, it is in compliance with Rule 15c3-3 and has been so, throughout the year ended December 31, 2015, without exception.



Signature

CEO

Title